Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), the related Letter of Transmittal (as defined below), and any amendments or supplements to the Offer to Purchase or Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (and no tender will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock of

Portola Pharmaceuticals, Inc.

at

$18.00 Net Per Share in Cash by

Odyssey Merger Sub Inc.

a direct, wholly owned subsidiary of

Alexion Pharmaceuticals, Inc.

Odyssey Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), is making an offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Portola Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $18.00 per Share, net to the holder of such Share, in cash (the “Offer Price”), without interest thereon and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the Depositary for the Offer (the “Depositary”), and Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”). Stockholders with Shares held through a broker, dealer, commercial bank, trust company or other nominee should consult with their broker or other nominee to determine whether any charges will apply.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JULY 1, 2020, UNLESS THE OFFER IS EXTENDED, OR EARLIER TERMINATED.

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of May 5, 2020 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of all the conditions to the Merger (as defined below), Purchaser will be merged with and into the Company (the “Merger”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), the Company will survive the Merger as a direct, wholly owned subsidiary of Parent, and each Share not previously irrevocably accepted for purchase in the Offer (other than (i) Shares that at the effective time of the Merger (the “Effective Time”) are owned by the Company, Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company or that are held in the Company’s treasury and (ii) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a Company stockholder who properly demands appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any applicable withholding tax. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Company’s board of directors has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) agreed that the Merger will be effected under Section 251(h) of the DGCL, (iv) resolved to recommend the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (v) assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 5.10 of the Merger Agreement, resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL, and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable, will not apply to the Company with respect to or as a result of the Merger Agreement or the Transactions.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, (i) there being validly tendered pursuant to the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL) and not validly withdrawn prior to one minute following 11:59 p.m., New York City Time, on Wednesday, July 1, 2020 (unless the Offer is extended), the number of Shares that (together with any Shares owned by Parent and its affiliates) represent at least a majority of Shares at the Offer Expiration Time (as defined below) (the “Minimum Tender Condition”), (ii) any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Transactions has not expired or been terminated and the governmental approvals, consents or authorizations under any other applicable antitrust law required by the Merger Agreement have been obtained and (iii) other customary conditions as described in Section 14—“Conditions of the Offer” of the Offer to Purchase.

Subject to the terms of the Merger Agreement, Purchaser may, at any time and from time to time prior to the Offer Expiration Time, increase the Offer Price, waive any of the conditions precedent to Purchaser’s obligation to irrevocably accept for purchase or to pay for any Shares (the “Offer Conditions”) or make any other changes to the terms and conditions of the Offer in accordance with the terms of the Merger Agreement, except that, without the consent of the Company, Purchaser may not: (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price (except to the extent required pursuant to the Merger Agreement); (iii) amend, modify, supplement or waive the Minimum Tender Condition or the Offer Condition that the Merger Agreement shall not have been terminated in accordance with its terms; (iv) add to or amend, modify or supplement any Offer Condition; (v) except as otherwise provided in the Merger Agreement, extend or otherwise change the Offer Expiration Time; (vi) directly or indirectly amend, modify or supplement any other term of the Offer in any individual case in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer; (vii) extend or otherwise change the Offer Expiration Time, except as expressly required or permitted by the Merger Agreement; (viii) change the form of consideration payable in the Offer; (ix) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (x) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL. The term “Offer Expiration Time” means one minute following 11:59 p.m., New York City time, on Wednesday, July 1, 2020, unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time for which the Offer is open, in which case the term “Offer Expiration Time” means the latest time and date at which the Offer, as extended by Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Offer Expiration Time. Purchaser reserves the right to, and under certain circumstances the Company may require Purchaser to, extend the Offer, as described in Section 1—“Terms of the Offer” of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have irrevocably accepted for purchase, and thereby purchased, Shares properly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares irrevocably accepted for purchase in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. For a description of the procedure for tendering Shares, see the Offer to Purchase. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) the certificates for the Shares, together with a Letter of Transmittal, properly completed and duly executed (or a manually executed facsimile thereof), with any required signature guarantees, or (ii) in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, either a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase and any other documents required by the Letter of Transmittal.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time prior to the Offer Expiration Time and, unless irrevocably accepted for purchase and paid for by Purchaser in the Offer, may also be withdrawn at any time after July 26, 2020, pursuant to Section 14(d)(5) of the Exchange Act. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time prior to the Offer Expiration Time.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its reasonable discretion, which determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent, the Company or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase for a description of certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger. Stockholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has agreed to provide Purchaser with the Company’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s board of directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the location and telephone numbers set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished at Purchaser’s expense. Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer.

Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 717-3904

Banks and Brokers Call Collect: (212) 750-5833

May 27, 2020